Exhibit 99.84

DeFi Technologies Inc. Completes Strategic Acquisition of Leading Solana Trading Systems IP

●	Strategic Acquisition: DeFi Technologies Inc. has completed the acquisition of intellectual property (“IP”) central to the Solana blockchain, aligning with its strategic goal to enhance its presence in the Solana ecosystem.

●	Technology Integration: The acquired IP includes advanced features such as liquidity provisioning and innovative trading strategies, crucial for the Company’s growth in blockchain technology.
●	Enhancing Trading Solutions: This IP is specifically tailored for the Solana-focused trading desk, a collaboration between DeFi Technologies and Valour Inc., aimed at elevating their trading solutions on the high-performance Solana platform.

●	Solana AUM: Solana is a cornerstone in Valour Inc.’s asset management, leading the company’s Assets Under Management (“AUM”).

Toronto, Canada, February 9, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that it has completed the acquisition of intellectual property (“IP”) from prominent Solana developer Stefan Jørgensen (the “Acquisition”). This Acquisition marks a significant milestone in DeFi Technologies’ expansion strategy, focusing on enhancing its offerings in the Solana ecosystem.

The IP acquired by DeFi Technologies encompasses a suite of sophisticated features including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management, and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by both DeFi Technologies and Valour Inc. This acquisition positions DeFi Technologies to significantly elevate its capabilities, offering cutting-edge trading solutions and unique strategies specifically designed for Solana, a blockchain platform rapidly gaining recognition for its outstanding performance capabilities.

Mr. Stefan Jørgensen, who has played a pivotal role in developing this IP, joins the DeFi Technologies group. He will take the lead in driving the Company’s expansion in DeFi Trading, development, and governance. Mr. Jørgensen’s notable background includes being a part of the initial engineering team at Bitcoin Suisse from 2017 to 2021, where he contributed to the development of a high-security digital asset custody and a core banking system for cryptocurrencies. Additionally, from 2021 to 2023, he was involved in creating various types of smart contracts across different blockchains, including financial contracts like those for trading and settling options on the Solana blockchain. DeFi Technologies plans to expand its team and intensify its efforts in DeFi trading, development, and governance, specifically in areas relating to the newly acquired IP.

Solana is a cornerstone in Valour Inc.’s asset management, leading the Company’s Assets Under Management (“AUM”). As a blockchain platform, Solana stands out for its high performance, characterized by swift and efficient processing capabilities. It is adeptly engineered to support decentralized applications (dApps) and cryptocurrencies. The platform’s distinctive consensus mechanism, Proof of History (PoH) in conjunction with Proof of Stake (PoS), underpins its ability to process transactions rapidly. This feature positions Solana as an attractive option for developers and users who prioritize speed and cost-effectiveness in blockchain solutions. Currently, Solana boasts a market capitalization of approximately $45.7 billion, placing it as the fifth-largest cryptocurrency in the global market.

“This strategic acquisition of Solana-based intellectual property is a key milestone for DeFi Technologies and Valour, significantly enhancing our capabilities in the decentralized finance landscape,” said Olivier Roussy Newton, CEO of DeFi Technologies. “By integrating this advanced technology, Valour is positioned to deliver superior trading solutions, demonstrating our commitment to leveraging cutting-edge innovations for tangible benefits in our Solana ecosystem offerings.”

Pursuant to the Agreement, DeFi Technologies issued a total of 7,297,090 common shares of the Company (the “Payment Shares”) at a deemed price of $0.55 per Payment Share to Mr. Jørgensen in exchange for all of the IP. The Payment Shares are subject to a lock-up and will be released in five tranches over a period of two years, and be subject to the continued involvement of Mr. Jørgensen with DeFi Technologies and its subsidiaries. No finder fees were paid in connection with the Acquisition.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development and benefits of the IP; the Solana blockchain; expansion of DeFi Technologies trading, development and governance lines of business; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech

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